

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Alea A. Kleinhammer
Chief Financial Officer
ENDI Corp.
1806 Summit Ave, Ste 300
Richmond, VA 23230

> **Re: ENDI Corp.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-4**
> **Filed June 6, 2022**
> **File No. 333-262505**

Dear Ms. Kleinhammer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4

ENDI's Reasons for the Business Combination; Recommendation of the Board of Directors, page 34

1. Refer to your response to comment 3. Given that, as of the fiscal year ended December 31, 2021, ENDI had a greater amount of total assets, revenues and net income as compared to CBA, please revise here and in your questions and answers section to clarify why ENDI's board of directors considered New Parent's management structure and ownership structure immediately following the Business Combination to be beneficial, including the reasons why ENDI's board of directors considered CBA's ability to elect a majority of the board to be beneficial to the shareholders of ENDI.

Signatures, page 228

2.   Please identify the individual signing as the controller or principal accounting officer.

You may contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Eric Envall at 202-551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance